N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of December 31st 2014
Fund	Name of Person	Ownership % of Series
Columbia VP-Small Company Growth Fund	Hartford Life Insurance Company	29.55%
Columbia VP-Small Company Growth Fund	Delaware Life Insurance Company	44.00%
VP- Multi-Manager Interest Rate Adaptive Fund	Riversource Life Account for Inside Distribution (Life)	95.26%
VP- Multi-Manager Diversified Income Fund	Riversource Life Account for Inside Distribution (Life)	94.25%

As of July 1st 2014
Fund	Name of Person	Ownership % of Series
VP- Goldman Sachs Commodity Strategy Fund	JPMCB NA CUST FOR VP Moderately Aggressive	25.23%
VP- Multi-Manager Interest Rate Adaptive Fund	Columbia Management Investment Advisors LLC	100.00%
VP- Multi-Manager Diversified Income Fund	Columbia Management Investment Advisors LLC	100.00%